Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with unaudited interim condensed consolidated financial statements and the related notes for the six months ended June 30, 2025 and 2026 included elsewhere in this Report on Form 6-K and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2025 included in our annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2026, as amended on April 2, 2026, and subsequent reports filed with the SEC by the Company. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. The terms, “iTonic,” “the Company” or “our company” refer to iTonic Holdings Ltd, our holding company, and “we”, “our” or “us” as used herein refer to iTonic and/or its subsidiaries unless otherwise stated or indicated by context.

Overview

Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), our PRC operating entity, is a healthcare solutions provider dedicated to developing and commercializing treatment software and devices used for brachytherapy. Its proprietary treatment planning system is a type of radiation therapy used in treating cancer patients by placing radioactive sources inside the patient that kill cancer cells and shrink tumors. Our proprietary treatment planning system, FTTPS, is designed to promote the efficiency, accuracy, and safety of brachytherapy. FTTPS is an advanced and user-oriented treatment planning system, or TPS, for treating a wide variety of malignant tumors, which can determine the target volume, prescription dose, and dose limitation to protect OARs and produce a safe, effective, and accurate dose distribution plan for brachytherapy for cancer patients.

During the six months ended June 30, 2025 and 2026, Beijing Feitian generated revenue through (i) sales of its treatment planning system, FTTPS; and (ii) sales of Medical Auxiliary Supplies.

Our lead product, FTTPS, provides a standardized operation solution and evaluation system for predictable, executable, and traceable treatment plans. In 2019, Beijing Feitian completed the research and development of the new-generation FTTPS and obtained the People’s Republic of China Medical Device Registration Certificate for the new-generation FTTPS.

FTTPS is designed to generate specialized treatment plans for patients receiving radioactive particle implantation treatment. It combines an open-source nuclear medicine algorithm with medical imaging technology in the proprietary software to locate, target, and track the location and shape of soft-tissue tumors. It also calculates the suggested radioactive dose and generates detailed treatment solutions before, during, and after radiation is delivered. FTTPS helps deliver radiation more accurately to the tumor and reduces the amount of radiation delivered to healthy tissue.

Since 2019, Beijing Feitian has been incorporating 3D-printing technology into the software. The system automatically generates the data required to produce 3D-printed guided templates for treatment planning. These templates can be printed using a 3D printer and applied to patients to position tumors and assist with radioactive particle implantation. These efforts are expected to improve patient outcomes and reduce side effects from off-target radiation delivery in the treatment of prostate, lung, pancreatic, hepatoma, breast, and other cancers.

On March 30, 2022, the National Health Commission issued the “Management Standards for Clinical Application of Radioactive Particle Implantation Therapy Technology (2022 version)” (the “Management Standards”). According to the Management Standards, medical institutions shall have a radioactive particle implantation treatment planning system in place to carry out radioactive particle implantation treatment technology. This means medical institutions must have a treatment planning system to perform particle implantation surgery. We believe that this policy will favor our business operations and will facilitate Beijing Feitian’s business expansion in the PRC market.

Medical Auxiliary Supplies generally include supplies used in brachytherapy treatment, such as implant guns, body-supporting stents, 3D printing molds, and immobilization devices that hold patients in place, etc.

Beijing Feitian does not own or operate, and currently has no plan to establish, any manufacturing facilities for Medical Auxiliary Supplies or other treatment-related products it sells to its customers. Instead, it works with current manufacturers to ensure that they can scale up their manufacturing capabilities to meet Beijing Feitian’s growing needs. Additionally, Beijing Feitian is locating and qualifying additional manufacturers to build redundancies into its supply chain.

This strategy allows Beijing Feitian to maintain an efficient infrastructure by eliminating the need to invest in its own manufacturing facilities, equipment, and personnel while enabling it to focus its resources on the design and development of FTTPS.

Our revenue for the six months ended June 30, 2025 and 2026 was $67,507 and $100,906, respectively. During the same periods, sales of FTTPS accounted for $58,194 and $71,153, or 86.20% and 70.51%, of our revenue, respectively. We consider the sales of FTTPS to be our principal business.

Recent Developments

PIPE Financing

On April 16, 2026, we completed a private placement of 100,000,000 Class A ordinary shares at a purchase price of US$0.20 per share, for aggregate gross proceeds of US$20,000,000 (the “PIPE”). The shares issued in the PIPE are subject to a six-month lock-up period from the date of issuance. See Note 12 to our unaudited interim condensed consolidated financial statements.

Advances for Potential Acquisitions

During the six months ended June 30, 2026, we paid advances of US$20,000,000 to third parties in connection with potential target acquisitions. As of the date of this report, we have not entered into a definitive agreement for any such acquisition. There can be no assurance that any such acquisition will be completed on favorable terms or at all, or that the advances will be recovered if an acquisition is not completed. See Note 5 to our unaudited interim condensed consolidated financial statements.

Nasdaq Minimum Bid Price Requirement

We received a notification letter dated October 20, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that we were not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2). On April 21, 2026, we received notification from Nasdaq granting us an additional 180-calendar-day period, until October 19, 2026, to regain compliance. To regain compliance, the closing bid price of our Class A ordinary shares must be at least US$1.00 for a minimum of ten consecutive business days before that date. There can be no assurance that we will regain compliance with the minimum bid price requirement or maintain compliance with Nasdaq’s other continued listing requirements. If we fail to do so, our Class A ordinary shares may be delisted from Nasdaq.

Share Consolidation

On September 9, 2026, our shareholders approved a share consolidation of our issued and unissued Class A and Class B ordinary shares at a ratio of one-for-sixteen (1-for-16), pursuant to which every sixteen ordinary shares of par value US$0.0001 each will be consolidated into one ordinary share of par value US$0.0016 each. The share consolidation is expected to become effective at 12:01 a.m. Eastern Time on October 6, 2026. The share consolidation is intended to enable us to regain compliance with the minimum bid price requirement described above. Share and per share data in this discussion and analysis have not been adjusted to reflect the share consolidation. See Note 16 to our unaudited interim condensed consolidated financial statements.

Securities Class Actions

We have been named as a defendant in two putative securities class actions. The actions are at an early stage, and we are currently unable to predict their outcome or to estimate the possible loss or range of loss, if any. See Note 15 to our unaudited interim condensed consolidated financial statements.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations for the six months ended June 30, 2025 and 2026.

	For the Six Months Ended June 30,		Fluctuation of June 30, 2025 to June 30, 2026
	2025	2026	Amount	%
	(Unaudited)	(Unaudited)
Revenues	$67,507	$100,906	33,399	49.47
Cost of revenues	(14,159)	(36,196)	(22,037)	155.64
Gross profit	$53,348	$64,710	11,362	21.30
Operating expenses
Selling and marketing	(87,983)	(69,713)	18,270	(20.77)
General and administrative	(2,010,363)	(4,508,510)	(2,498,147)	124.26
Research and development	(35,557)	(568,221)	(532,664)	1,498.06
Total operating expenses	$(2,133,903)	$(5,146,444)	(3,012,541)	141.18
Loss from operations	$(2,080,555)	$(5,081,734)	(3,001,179)	144.25
Other Income, net
Government subsidy	19,468	—	(19,468)	(100.00)
Goodwill impairment loss	—	(977,841)	(977,841)	—
Impairment loss on intangible assets	—	(718,258)	(718,258)	—
Other income (expense), net	23,591	(4,858)	(28,449)	(120.59)
Total other income, net	$43,059	$(1,700,957)	(1,744,016)	(4,050.29)
Loss before income taxes	$(2,037,496)	$(6,782,691)	(4,745,195)	232.89
Income tax expense	—	—	—	—
Net loss	$(2,037,496)	$(6,782,691)	(4,745,195)	232.89

Comparison of Results of Operations for the Six Months Ended June 30, 2025 and 2026

Revenue

We, through the operation of Beijing Feitian, generate revenue primarily from (i) the sales of FTTPS, and (ii) the sales of Medical Auxiliary Supplies. Total revenues increased by $33,399, or 49.47%, from $67,507 for the six months ended June 30, 2025, to $100,906 for the six months ended June 30, 2026.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the Six Months Ended June 30,				Fluctuation of June 30,
	2025		2026		2025 to June 30, 2026
	Amount	%	Amount	%	Amount	%
Sales of FTTPS	$58,194	86.20	$71,153	70.51	$12,959	22.27
Sales of Medical Auxiliary Supplies	9,313	13.80	29,753	29.49	20,440	219.48
Total revenues	$67,507	100.00	$100,906	100.00	$33,399	49.47

The following table sets forth the details of our sales of FTTPS for the periods indicated.

	For the Six Months Ended June 30,		Fluctuation of June 30,
	2025	2026	2025 to June 30, 2026
	Amount	Amount	Amount	%
Sales volume	2	3	1	50.00
Average contract prices	$29,097	$23,718	$(5,379)	(18.49)

Sales of FTTPS made up the majority of the Company’s total revenue for the six months ended June 30, 2025 and 2026, accounting for 86.20% and 70.51% of our total revenue, respectively. The total revenue increased by $33,399, or 57.39%, from $67,507 for the six months ended June 30, 2025 to $100,906 for the six months ended June 30, 2026, primarily due to a 22.27% increase in sales revenue of FTTPS, increasing from $58,194 in the six months ended June 30, 2025 to $71,153 in the six months ended June 30, 2026. The increase of sales revenue of FTTPS was caused by the increase of sales volume by 50.00%.

Meanwhile, sales of Medical Auxiliary Supplies increased by 219.48%, from $9,313 for the six months ended June 30, 2025 to $29,753 for the six months ended June 30, 2026. This increase was mainly due to the increase of hospitals’ purchase demands.

Cost of revenues

The cost of revenues primarily consists of finished goods and personnel-related costs for employees responsible for training, advisory and technical customer support. The total cost of revenues increased by $22,037, or 155.64%, from $14,159 for the six months ended June 30, 2025, to $36,159 for the six months ended June 30, 2026.

The following table sets forth our cost of revenues by sales categories for the periods indicated.

	For the Six Months Ended June 30,				Fluctuation of June 30,
	2025		2026		2025 to June 30, 2026
	Amount	%	Amount	%	Amount	%
FTTPS	$8,378	59.17	$23,481	64.87	$15,103	180.27
Medical Auxiliary Supplies	5,781	40.83	12,715	35.13	6,934	199.95
Total	$14,159	100.00	$36,196	100.00	$22,037	155.64

The costs of revenue increased by 50.97%, from $14,159 for the six months ended June 30, 2025 to $15,103 for the six months ended June 30, 2026. This increase in cost can be attributed to a $15,103 increase in cost of revenue of FTTPS and a $6,934 increase in cost of revenue of Medical Auxiliary Supplies. Increase in cost of revenue of FTTPS was caused by 50.00% increase in the sales volume of FTTPS from 2 sets sold in the first half of 2025 to 3 sets sold in first half of 2026. During the six months ended June 30, 2026, all of FTTPS’s sales volume consisted solely of essential equipment such as computer workstations and computers. Increase in cost of revenue of Medical Auxiliary Supplies was primarily caused by the increase in sale volume of Medical Auxiliary Supplies, which was driven by an increase in customer demand for these products.

Gross profit

For the six months ended June 30, 2025 and 2026, our gross profits were $53,348 and $64,710, respectively, resulting in gross profit margins of 79.03% and 64.13%, respectively. The gross margin has been and will continue to be affected by several factors, including the FTTPS’s sales volume, the level of customization from our clients’ demand, and our ability to manage the variation of customization costs passed on to clients.

Operating expenses

Our operating expenses increased by $3,012,541, or 141.18%, from $2,133,903 for the six months ended June 30, 2025, to $5,146,444 for the six months ended June 30, 2026.

The following table sets forth a breakdown of our operating expenses and the percentage of operating expenses to revenue for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,				Fluctuation of June 30, 2025 to June 30, 2026
	2025	%	2026	%	Amount	%
Revenues	$67,507		$100,906		$33,399	49.47
Operating expenses
Selling and marketing	87,983	130.33	69,713	69.09	(18,270)	(20.77)
General and administrative	2,010,363	2,978.01	4,508,510	4,468.03	2,498,147	124.26
Research and development	35,557	52.67	568,221	563.12	532,664	1,498.06
Total operating expenses	$2,133,903	3,161.01	$5,146,444	5,100.24	$3,012,541	141.18

Selling and marketing expenses

Selling expenses primarily include promotion and advertising expenses, business travel expenses, staff costs, and other daily expenses related to the selling and marketing departments. Selling expenses decreased by $18,270, or 20.77%, from $87,983 for the six months ended June 30, 2025 to $69,713 for the six months ended June 30, 2026. The decrease was mainly due to the ongoing efforts to optimize the sales team’s structure and improve operational efficiency.

General and administrative expenses

General and administrative expenses refer to the costs associated with Beijing Feitian’s day-to-day running of the business. These expenses primarily include stock-based compensation, operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, such as accounting, legal and human resources. They also cover expenses associated with the operation of functions such as traveling and general expenses, professional service fees, and other related expenses. For the six months ended June 30, 2026, general and administrative expenses increased by $2,498,147, or 124.26%, compared to the previous period, from $2,010,363 to $4,508,510. The significant increase was primarily due to equity stocks granted to service provider pursuant to the 2025 Equity Incentive Plan.

Research and Development Expenses

During the six months ended June 30, 2026, our research and development expenses increased by $532,664, or 1,498.06%, from $35,557 in the previous period to $568,221. These expenses included salaries, employee benefits, and third-party development expenses associated with product development. Specifically, our research and development expenses are primarily expenditures related to the ongoing functional development of FTTPS. This increase in expenses is attributable to the Company’s continuous collaboration with its outsourcing R&D team since 2024 to conduct research and develop an AI recognition feature within FTTPS, and the SAAS system of FTTPS, which can facilitate quicker and easier use of this product by hospitals.

Other income (expenses), net

Other income (expenses), net, primarily consisted of goodwill impairment loss, impairment loss on intangible assets, government subsidy and other income (expenses), net. The goodwill impairment loss, and impairment loss on intangible assets are mainly due to management’s interim impairment assessment of the reporting unit from the acquisition of iTonic Corporation completed on November 25, 2025, after identifying triggering events that the reporting unit’s projected operating results fell short of prior expectations under ASC 350. The government subsidy mainly aims to encourage and support technology enterprises engaged in the software industry. Other expenses (income) include immaterial interest expenses and other additional minor incidental income. Other income (expenses), net decreased by $28,449, or 120.59%, from other income of $23,591 for the six months ended June 30, 2025, to other expenses of $4,858 for the six months ended June 30, 2026. The decrease in other income (expenses), net mainly caused the decrease of interest income and increase of interest expense for the six months ended June 30, 2026.

Income tax expense

Our income tax expense was nil for the six months ended June 30, 2025 and 2026, as the Group had no taxable profit in either period.

Net loss

As a result of the foregoing, our net loss increased by 232.89% from a net loss of $2,037,496 for the six months ended June 30, 2025 to a net loss of $6,782,691 for the six months ended June 30, 2026. Net loss attributable to non-controlling interests was $927,275 for the six months ended June 30, 2026 (nil for the six months ended June 30, 2025), and net loss attributable to the Company was $5,855,416 for the six months ended June 30, 2026, compared to $2,037,496 for the six months ended June 30, 2025.

Cash Flow Analysis

Cash Flows for the Six Months ended June 30, 2025 and 2026

	For the Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(2,830,921)	$(729,098)
Net cash used in investing activities	(1,402,738)	(20,002,405)
Net cash provided by financing activities	(116,353)	20,017,971
Effect of exchange rate changes on cash and cash equivalents	(657)	2,770
Net increase in cash and cash equivalents	(4,350,669)	(710,762)
Cash, cash equivalents and restricted cash at the beginning of the period	6,159,823	1,490,129
Cash and cash equivalents at the end of the period	1,809,154	779,367
Restricted cash at the end of the period	—	—
Total cash, cash equivalents and restricted cash at end of the period	1,809,154	779,367

Operating Activities

During the six months ended June 30, 2025, the Company experienced a net cash outflow of $2,830,921 from operating activities. This was mainly due to a net loss of $2,037,496, which was adjusted for (1) certain non-cash items, mainly including share-based payments of $586,233, depreciation of property and equipment of $6,498, financial expenses of $5,358, and provision for current expected credit losses of $65,329, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which including a decrease in accounts receivable of $108,845, an increase in amount due to a related party of $2,953, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase in inventories of $6,871, an increase in prepayments and other current assets of $909,336, an increase in other non-current assets of $600,000 and a decrease in accrued expenses and other current liabilities of $52,434.

During the six months ended June 30, 2026, the Company experienced a net cash outflow of $729,098 from operating activities. This was mainly due to a net loss of $6,782,691, which was adjusted for (1) certain non-cash items, mainly including share-based payments of $3,301,143, impairment of Goodwill of $977,841, impairment and amortization of intangible assets of $859,095, and provision for current expected credit losses of $440,985, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which mainly including an increase in contract liabilities of $615,312, a decrease in other non-current assets of $576,736, and an increase of amount due to a related party of $282,129, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase in accounts receivable of $613,712, and an increase in prepayments and other current assets of $333,726.

Investing Activities

Net cash used in investing activities amounted to $1,402,738 for the six months ended June 30, 2025, consisting of purchase of short-term investments of $1,400,000 and purchase of property and equipment of $2,738.

Net cash used in investing activities amounted to $20,002,405 for the six months ended June 30, 2026, consisting of advance for business combinations of $20,000,000 and purchase of property and equipment of $2,405.

Financing Activities

Net cash used in financing activities amounted to $116,353 for the six months ended June 30, 2025, primarily consisting of repayment to bank loans of $249,566 and cash paid for interest expenses of $5,358, partially offset by proceeds from bank loans of $137,882 and decrease of advance to a related party of $689.

Net cash provided by financing activities amounted to $20,017,971 for the six months ended June 30, 2026, primarily consisting of proceeds from issuance of equity securities of $20,000,000 and decrease of advance to a related party of $22,829, partially offset by cash paid for interest expenses of $4,858.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “target,” “aim,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” “plan,” “potential,” “continue,” “is/are likely to,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.